RECURSOS QUELIZ, INC.

Las Caobas, 4th St., No. 24
Puerto Plata, Dominican Republic

June 25, 2014

United States Securities and Exchange Commission
Washington, DC
20549

Attention:              Mr. John Reynolds
Assistant Director

Dear Mr. Reynolds:

Re:           Registration Statement on Form S-1
Filed on March 5, 2014
File No. 333-194322

In response to your letter dated April 1, 2014, we have the following comments.

General

1. We have had no written communication presented to potential investors in reliance on Section 5(d) of the Securities Act.   There have been no research reports about our Company that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startup Act by any broker or dealer.   No broker or dealer is participating or will be participating in our offering.

Market and Industry Data Forecasts

2. The paragraph in question as previously shown on page 2 has been changed by the deletion of the following:

“…..but do not guarantee the accuracy and completeness of such information.  You should verify such information from independent sources.”

Summary

The Offering, page 4

3.	The previous Offering Costs have been amended to $33,145 from $26,000 to reflect increases in accounting and audit costs and a reduction in legal based on the actual invoice received.

The following sentence has been inserted at the end of the first paragraph on page 4.

“The Selling Security Holder, being our sole officer and director, will not pay for any of these expenses.”

The following paragraph has been added to respond to this comment.

“In January 2014, the President of the Company advanced $25,000 to assist in the payment of the expenses of this offering.   In February 2014, he advances an additional $25,000 in order that the Company could meet its planned business objectives over the next twelve months.”

Risk Factors, page 6

4.	The risk factor mentioned in this comment has been broken down into sections as shown on page 7 and 8 as follows.

We are subject to environmental laws which could effective our future exploration plans.

The environmental laws of the Dominican Republic are set out to safeguard the environment and ensure that during an exploration stage the property is left in roughly the same condition as originally found and that fish and animals are not disturbed.  The governing body is under General Law of the Environment and Natural Resources No. 64-00 enacted on August 18, 2000.   The authority administrating is the Secretary of State of the Environment and Natural Resources who requires a permit issued for any trenching work and drilling.  These requirements include a completed Prior Analysis Form which sets forth the name of the project, name of the company, location of the property and legal representative.   If the government requires an impact study on the environment this could cost our company a considerable amount of money.   This is money, which at this time, we have not budgeted for and do not have available.   Normally this study is required prior to us undertaking a drill program.   If we are unable to adhere to the environmental requirements, we might have to cease operations and eventually abandon the Queliz.

We will have to comply with various governmental regulations.

 In complying with the mining laws of the Dominican Republic we will have to adhere to the “Mining Law of the Dominican Republic – Law No. 146”.   In securing the rights to the minerals on the Queliz we had to file the application in two publications of a Dominican newspaper, paid an annual fee and complete various forms as required.  Even though we had complied with all the mining regulations to date there is no assurance that the government will require us to adhere to new regulations which we might not be able to do or not wish to do.   This being the case, there is the possibility that the rights to the minerals on the Queliz would be lost and we would not have a mineral claim to explore resulting in the total loss of investors’ money in our Company.

We must obtain a Permit of Exploration to be able to either trench or drill on the Queliz concession.

In order for us to either drill or do trenching on the Queliz concession we must obtain a Permit of Exploration from the Ministry of Mines and Resources.   Presently we have completed all the forms and requirements in order to obtain the Permit but to date it has not been granted.   There are numerous small and large mining companies in the Dominican Republic waiting for the approval of their applications for a Permit.  There is the chance that we, being a smaller mining concern, might have to wait for some time while the larger and better known companies obtain their Permits.   If it takes too long for us to obtain our Permit we might have to cease operations which will result in our investors losing their money.

Plan of Distribution, page 14

5.           Management is of the opinion that the Company does not fall under the status of a shell company which is defined as an issuer having (i) no or nominal operations, and (ii) either (A) no or nominal assets, (B) assets consisting of cash and cash equivalents, or (C) assets consisting of any amount of cash and cash equivalent and nominal other assets.

The Company’s main asset is the Queliz Concession located in the Dominican Republic which it has spent $13,000 in acquiring the mineral rights thereto and a further $53,060 on exploration activities.   The Company is currently waiting for its Exploration Permit granted by the Ministry of Mines in the Dominican Republic.   Accordingly, it is the position of management that the Company currently has active operations in the development of its Queliz Concession, and, based on the amount incurred in connection with its Queliz Concession, does not have no or nominal assets.

Even though we do not presently has sufficient funds to undertake further exploration work on the Queliz Concession once, and if, it obtains a quotation on the OTC Bulletin Board it is our plan to complete a future equity financing in order to finance further exploration activities on the Queliz Concession.  At the present time not having a quotation limits our ability to obtain such financing.

The following paragraph has been inserted into the registration statement on page 15.

“Management is of the opinion that the Company is not a “shell company” as defined in the Securities Act Rule 405, having no or nominal assets, since it has a mineral property which it is exploring and hopefully will develop in the future.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

5.	Liquidity and Capital Resources, page 18

(a)	Use of Proceeds on page 5.

The “Use of Proceeds” has been amended for certain expenses incurred which were not considered at the time of submitting the original estimate.  For example, the charges for accounting and audit has been increase to reflect the preparation and examination of the financial statements for the quarters ended November 30, 2013 and February 28, 2014 as well as a reduction in legal expenses from $2,500 to $1,500 based on the paid invoice received from the attorney giving the tradability opinion.

(b)	Revision to estimated future expenditures on page 17.

The following schedule has been revised to reflect certain amounts not originally contemplated and a reduction in certain amounts now paid.

Estimated Expenditures for the twelve months		Total

Independent accountant performing bookkeeping services (i)	$ 3,570
Auditor (i)	5,000	$ 8,570
Filing fees including edgar charges (ii)		1,500
Exploration of the Queliz Concession		65,752
Legal – Dominican Republic attorney (iii)		3,600
Maintenance of the Queliz Concession in order to keep it in good standing		4,000
Office – courier, photocopying and faxing		400
Transfer agent – Annual Report filed with the Secretary of State for Nevada		640
Subtotal		84,462

Cost of this offering – as disclosed elsewhere in this prospectus	33,145
Less: amounts paid to date:
Accounting and audit (iv)	(8,000)
Legal – opinion on tradability of shares (iv)	(1,500)	23,645

		$ 108,107

(i)	Represents fees for the period ended May 31 and August 31, 2014.

(ii)	Future charges for edgarizing the registration statements and subsequent Form 10-K if required.

(iii)	Estimated based on prior charges.

(iv)	This amount has already been paid from cash on hand.

It is estimated from the above cash analysis that the present cash position will be sufficient for nine months if the Company does not undertake the above exploration program.   Not undertaking the proposed exploration program during the next nine months will reduce the cash requirements from $107,107 to $41,355 which will mean that the Company should be able to meet its current obligations for the next nine months, due to having $41,094 cash as at May 31, 2014, before additional funds are required.

   The sources of funds available to the Company are as follows:

•	Further advances from our sole director and officer;

•	Seeking institutional lending with a personal guarantee from our sole officer and director; or

•	Once the Company has obtained a quotation on the OTC Bulletin Board, if it ever does, to enter into an underwriting in order to seek funds from the investing public.

    At the present time management has not considered any of these options.

The Queliz Concession, page 23

In response to this comment the following has been inserted under the heading of “Milestones to be Achieved in the Immediate Future” as shown on page 21.

Under example 1 the following sentence has been inserted:

“To date the Company has filed all the necessary documents required by the Ministry of Mines to allow the Ministry to issue a “Permit of Exploration”.   In discussion with the attorney in the Dominican Republic acting on behalf to the Company, it appears that numerous permits have been applied for by many exploration companies and are been issued on a random basis.   The attorney feels by the end of October 2014 the Company should be in possession of its “Permit of Exploration”.   There is no guarantee that the permit will be issued at that time but assurance from the attorney is that the Permit will be issued at some time this year.”

Under example 2 the following sentence has been inserted:

“On March 5, 2014 the Company filed its initial registration statement and received comments from the SEC on April 1, 2014 resulting in the updating of the registration statement.   It is estimated that by the end of October 2014, hopefully, this registration statement will become effective.”

Under example 3 the following has been inserted:

“In the spring of 2014, the Company engaged the services of PLS CPA as independent accountants.”

Under example 4 the following has been inserted:

“As mentioned elsewhere in this prospectus, the Company has sufficient funds to meet its current obligations, other than the recommended exploration program, for at least nine months.  Either our sole director and officer advances additional funds to the Company or the Company will have to consider obtaining funds from the investing public.   This might not occur until the Company is quoted on a quotation system which might not occur until the late spring of 2015 or never.”

Under example 5 the following has been inserted:

“Until such time as the Company has raised sufficient funds to start and complete the exploration program recommended herein it will not be able to do so.   It is hoped by management that this will occur in the late spring of 2015 once the Company’s shares are quoted.  Nevertheless there is no guaranty a quotation for our shares will ever be granted.”

Under the bottom paragraph on page 22 the following has been inserted:

“Management estimates this should occur in the last several months of 2014 but may not occur in until January or February 2015.”

Gold Demand, page 23

8.   The URL has been removed from this section as shown on page 24.

Summary of Queliz Concession….., page 26

9.           This information was original derived from researching the website www.gold.org.  The following two paragraphs have been deleted from the registration statement since it appears now to be historical information and of little use to a future investor in our common shares.

“The outlook for mining and exploration is very positive. Gold, silver and copper production will increase significantly in 2013 following the start of local commercial production. The Dominican Republic will become a major gold producer and will rank sixth in Latin America and 20th in the world (by comparison with 2010 data).

As a result, mining will become a major part of this Caribbean nation’s economy with a very significant increase in exports. The Romero and Tireo gold-copper arcs have attracted considerable exploration interest to the country, despite the global exploration decline.”

10.           The following sentences have been inserted under this section as shown on page 27:

“Our sole director and officer has not visited the Queliz Concession but once the second exploration program is to be started he will be visiting the property.”

11.           The geological report, sample results and title documents will be sent to Mr. John Coleman, Mining Engineer, at your office, by Federal Express.

12.           The following paragraph has been inserted in response to this comment as shown on page 27.

“The Queliz Concession is assessable from Santo Domingo to Ocoa by paved highway.  Once on the Queliz Concession, there are several roads which in some areas are paved and in others are basically rock and soil.  The method of transportation around the Queliz Concession is by road although to reach higher elevations donkeys are often used.   The Company has the mineral rights to the property including surface and minerals under the top soil.   Presently there is no equipment and/or facilities on the property since workers can be either housed at Ocoa or a tent camp can be established during the exploration program.  There are two rivers that surround the Queliz Concession, the water in one of them is enough to supply all necessary water needs during the exploration of the claim.  Although the other river is not that big and wide, its location  is fundamental in supplying water to the surrounding areas.”

13.           The reference to “the royalty fee will never exceed 45,000 DOP (US$1,040)………”  on page 20 is specific tax levied by the Government on companies in the exploration stage, not exploitation.  It is an annual tax.   Whereas the tax mentioned on page 30 in the amount of “RD$5,000 (about US$141.50)” is a specific tax imposed under the General Law of the Environment and Natural Resources.  This tax will not have to be paid until such time as the Company undertakes either a trenching or drilling program.

To clarify the latter tax mentioned above the following has been inserted on pages 20 and 30 respectively:

“This royalty fee is payable in the phase of exploration, not exploitation.”

“This environmental tax will be paid once the Company undertakes a trenching or drilling program”.

14.           On page 33, the soil and sediment samples are correctly stated at 70.

On page 37, the number of samples has been adjusted from 94 to 95 comprising 25 rock samples and 70 soil and sediment samples.  These relate to the samples assayed by Acme Analytical Laboratories Ltd. on November 13, 2012.  Therefore, the sentence has been changes to read as follows:

“The number of samples taken during the November 2012 exploration program were 95 comprising 25 rock samples and 70 soil and sediment samples.”

 15.           The following paragraph relating to other mineral companies has been deleted:

“The Dominican Republic has a significant mining industry. The most important mines are the Falcondo nickel laterite mine and the Pueblo Viejo gold deposit, located 95 km and 106 km west of Queliz project respectively. Pueblo Viejo is currently being developed by Barrick Gold Corp. and Goldcorp Inc with proven and probable reserves of 20 Moz gold, 117 Moz silver and 157,888 t of copper within 195 Mt grading 3.26 g/t Au, 18.7 g/t Ag and 0.10% Cu (Barrick Annual Information Form, 31 December 2007, www.sedar.com). The mine historically produced 5 Moz gold from oxides.”

The reference to the farmers having title to the land which comprises the Queliz Concession has not been removed.

16.           The sample units definition as shown on page 37 have been included about the table as “Express in g/t”.

Principal Stockholder, Director and Officer, page 39

17.           In response to this comment the following has been inserted on page 41.

“For two years starting in 2006, he worked”……….

“At the same time, he was employed from 2009 for two years” as Operation Manager for Solid Gold Explorations………………

“He also identified and negotiated other mining properties in the local area in addition to establishing new policies and procedures for new developmental properties.”

Regarding the comment pertaining to “officer of any other company involved in the mining industry” the following has been added to the previous sentence.

Mr. Dominguez is not an officer or director of another company registered under the Securities and Exchange Act of 1934 “since Payamps Dominguez Properties is a private holding company.”

18.  In response to this comment the following has been inserted on page 41.

“Despite his short period in the positions he occupied with Placerdome and Solid Gold Explorations in the mining industry, he has sufficient knowledge as to how to manage and efficiently administrate a mining company.   He is a team builder, has the leadership skills and has vast experience in excavation and drilling of mineral properties.   These qualifications, attributes and skill are a valuable asset in being a director of a company in the exploration of a mineral property.”

Transactions with Related Persons, page 48

19.           The following has been inserted on page 4:

“The Selling Security Holder, being our sole officer and director, will not pay for any of these expenses.”

The following has been inserted on page 49.

“Mr. Dominguez has advanced the total of $50,000 to the Company in order to provide it with working capital. These advances bear no interest and are repayable upon demand.  In addition, the Company is undertaking to pay all of the offering costs under this registration statement totaling $33,145.46.”

20.           In clarifying that Mr. Dominguez is a promoter for the Company the following sentences have been inserted on page 50.

“Mr. Dominguez is considered to be a promoter for the Company since he is the individual who founded and organized the business of the Company.   He owns 100% of the issued and outstanding shares of the Company.”

Financial Statements

21.           The financial statements have been updated to May 31, 2014.

Yours very truly:
Recursos Queliz, Inc.

“Juan Alexi Payamps Dominguez
Juan Alexi Payamps Dominguez
Chief Executive Officer, President and
Director